This deed is made the 14th day of March 2013.

BETWEEN

CERRO RESOURCES NL ACN 006 381 684 (Cerro);

AND

PRIMERO MINING CORP. (Primero).

Recitals

A.	On 13 December 2012, Cerro and Primero agreed and executed the Scheme Implementation Deed (SID).

B.	Schedule 6 of the SID included the ‘Demerger Deed’.

The parties covenant and agree as follows:

1.	DEFINITIONS

Capitalised terms in this deed have the same meaning as that set out in the SID.

2.	AMENDMENTS

As from the date of this Deed, the SID is amended by way of a restatement of Schedule 6 to the SID (‘Demerger Deed’), as set out in Annexure A to this document.

3.	GENERAL

3.1	Counterparts

This Deed may be executed in counterparts.

3.2	Governing Law

This Deed shall be governed by and construed in accordance with the law of Queensland and each of the parties hereby submits to the non-exclusive jurisdiction of courts exercising jurisdiction there.

EXECUTED AS A DEED

SIGNED AND DELIVERED by PRIMERO MINING	SIGNED AND DELIVERED by CERRO RESOURCES
CORP. in accordance with its constituent	NL in accordance with Section 127 of the
documents	Corporations Act 2001 (Cth)

(Signed) “Joseph Conway”	(Signed) “Craig McPherson”

Director	Secretary

Joseph Conway	Craig McPherson

Name (print)	Name (print)

(Signed) “Wade Nesmith”	(Signed) “Anthony McDonald”

Director	Director/Secretary

Wade Nesmith	Anthony McDonald

Name (print)	Name (print)

Annexure A

Demerger Deed

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THIS DEED is made on March 14, 2013

PARTIES

Name	CERRO RESOURCES NL ACN 006 381 684

Short form name	Cerro

Notice details	Ground Floor
139 Coronation Drive
Milton Qld 4064
Fax:	+61 7 3221 0698

Name	PRIMERO MINING CORP.

Short form name	Primero

Notice details	Suite 2301
20 Queen Street West
Toronto, Ontario, Canada
M5H 3R3
Fax:	+1 416 814 3170

Name	SANTANA MINERALS LIMITED ACN 161 946 989

Short form name	Spinco

Notice details	Ground Floor

139 Coronation Drive
Milton Qld 4064
Fax:	+61 7 3221 0698

BACKGROUND

A	Cerro is the legal and beneficial owner of the Spinco Shares.

B	The directors of Cerro have resolved that Cerro should propose the Capital Reduction and the Schemes.

C	Cerro and Primero have entered into the Scheme Implementation Deed.

D	On the Share Scheme becoming Effective, the Spinco Shares will be distributed in-specie to Scheme Shareholders and the Spinout Assets will be transferred to Spinco.

E	Primero wishes to subscribe for Spinco Shares in accordance with the terms and conditions of this document.

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AGREED TERMS

1	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this document, unless the context requires otherwise, the following words and phrases have the meaning given:

Acquisition	the acquisition by Primero of all of the Scheme Shares and variation of the terms of the Scheme Options on the terms of the Scheme Implementation Deed.

Acquisition Consideration	in respect of each Scheme Share held by a Scheme Shareholder at the Record Date, 0.023 Primero Share.

ASIC	the Australian Securities and Investments Commission.

Asset Subsidiary	any Subsidiary which forms part of the Spinout Assets.

Asset Transfer Implementation Date	the fourth Business Day after the Record Date, or such other date the parties agree.

ASX	ASX Limited (ABN 98 008 624 691) or, if the context requires, the financial market operated by it.

Business Day	a day that is not a Saturday, Sunday or a public holiday or bank holiday in Brisbane, Australia.

Capital Debt	$16,010,005.

Capital Reduction	an equal reduction of the share capital of Cerro, constituted by the distribution in-specie of all the issued shares in Spinco to Scheme Shareholders.

Capital Reduction Implementation Date	the second Business Day after the Record Date, or such other date the parties agree.

Capital Reduction Resolution	an ordinary resolution under section 256C(1) of the Corporations Act to approve the Capital Reduction.

Cerro Board	the board of directors of Cerro.

Cerro del Gallo Allocated	all:

Cash	a)	cash on hand of the Cerro Group as at the date of the Scheme Implementation Deed; and

b)

cash receipts of the Cerro Group (excluding the Mexican VAT refund referred to in the definition of “Spinout Allocated Cash”) since the date of the Scheme Implementation Deed to and including the Asset Transfer Implementation Date.

Cerro del Gallo Entities	Cerro, Administracion Integral Ceresour SA de CV, Cerro San Anton Pty Ltd, San Anton Resources Corporation Inc, Kings San Anton SA de CV, San Anton de las Minas SA de CV and San Anton de Oro SA de CV.

Cerro Group	Cerro and its Subsidiaries.

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Cerro Option	an option to acquire unissued Cerro Shares.

Cerro Optionholder	each person who is registered as the holder of a Cerro Option.

Cerro Register	the register of members of Cerro maintained pursuant to the Corporations Act.

Cerro Securityholders	the Cerro Shareholders and Cerro Optionholders.

Cerro Shareholder	each person who is registered in the Cerro Register as a holder of Shares.

CHESS	the Clearing House Electronic Subregister System operated by ASX Settlement Pty Ltd and ASX Clear Pty Limited.

Claim	any claim, notice, demand, action, proceeding, litigation, investigation or judgment, however it arises and whether it is present or future, fixed or unascertained, actual or contingent.

Completion	completion of the transfer of the Spinout Assets in accordance with this document.

Conditions	has the meaning given to it by clause 3.1.

Convertible Security	a)	a right to a share or option;

	b)	an option over an issued or unissued security;

	c)	any other security convertible to Spinco Shares.

Corporations Act	the Corporations Act 2001 (Cth).

Court	has the meaning given to it under section 58AA(1) of the Corporations Act.

Distribution Entitlement

in relation to a Scheme Shareholder, the total number of Spinco Shares allocated to that Scheme Shareholder in accordance with the Capital Reduction Resolution in respect of the Scheme Shares held by the Scheme Shareholder at the Record Date.

Effective

when used in relation to the Scheme, the coming into effect, under section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) of the Corporations Act in relation to this Scheme, but in any event at no time before an office copy of the order of the Court is lodged with ASIC.

Effective Date	with respect to the Scheme, means the date on which the Scheme becomes Effective.

Encumbrance

a mortgage, charge, pledge, lien, option, restriction, first right of refusal, right of pre-emption or other third party right, interest or claim of any kind or any other encumbrance or security interest of any kind.

End Date	a)	30 June 2013; or

	b)	such later date and time agreed in writing between Primero and Cerro.

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Equity Security	means, in relation to Spinco:

	a)	a share;

	b)	Convertible Security.

Expenditure Money

the aggregate amount of all monies spent or amounts incurred by any entity within the Cerro Group in respect of the Spinout Assets or for the benefit of Spinco from and after the Scheme Implementation Deed and on or before the Asset Transfer Implementation Date, excluding any allocation for general and administrative overhead.

General Meeting	the general meeting of Cerro Shareholders to be held immediately before the Scheme Meetings at which the Capital Reduction Resolution (and any other resolutions as required) will be considered.

Ineligible Foreign Shareholders

each person registered in the Cerro Register as the holder of Scheme Shares as at the Record Date, but whose registered address as noted in the Cerro Register is situated outside of Australia or New Zealand and to whom the Cerro Board has determined that it would be unlawful or not justifiable to offer the Distribution Entitlement.

Listing Rules	official listing rules of ASX as amended from time to time.

Option Scheme

the scheme of arrangement under Part 5.1 of the Corporations Act between Cerro and the Cerro Optionholders, substantially in the form set out in Annexure 2, Part 2 of the Scheme Implementation Deed to give effect to the Proposed Transaction or in such other form as the parties agree in writing, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and agreed to by Primero and Cerro.

Primero Deed Poll	the deed poll executed by Primero, in the form set out in Annexure 5 of the Scheme Implementation Deed.

Proposed Transaction	the proposed:

a)	Spinout; and

b)	Acquisition.

Records

all original and copy records, documents, books, files, reports, accounts, plans, correspondence, letters and papers of every description and other material regardless of their form or medium and whether coming into existence before, on or after the date of this document, belonging or relating to or used by Cerro including certificates of registration, minute books, statutory books and registers, books of account, tax returns, title deeds and other documents of title, computer programs and software, and trading and financial records.

Record Date	5:00pm on the fifth Business Day following the Effective Date, or such other day as the parties agree.

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Registered Address	in relation to a Cerro Shareholder, the address shown in the Cerro Register in respect of that Cerro Shareholder as at the Record Date.

Schemes	the Share Scheme and the Option Scheme.

Scheme Implementation Deed	the scheme implementation deed dated 13 December2012 between Cerro and Primero relating to the implementation of the Scheme.

Scheme Meetings	the two separate meetings of:

a)	Cerro Shareholders to consider and approve the Share Scheme; and

b)	Cerro Optionholders to consider and approve the Option Scheme,

ordered by the Court to be convened under section 411(1) of the Corporations Act.

Scheme Option	a Cerro Option held by a Scheme Optionholder as at 5:00pm on the Record Date.

Scheme Optionholders	holders of Cerro Options recorded in Cerro's register of optionholders as at the Record Date.

Scheme Shares	the Shares on issue on the Record Date.

Scheme Shareholder	each person registered in the Cerro Register as the holder of Scheme Shares as at the Record Date, excluding the Ineligible Foreign Shareholders (as the context requires).

Shares	fully paid ordinary shares in Cerro.

Share Scheme

the proposed scheme of arrangement pursuant to Part 5.1 of the Corporations Act between Cerro and Cerro Shareholders, to give effect to the Proposed Transaction or in such other form as Primero and Cerro agree in writing, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and approved in writing by Primero and Cerro.

Share Transfer Implementation Date	the fifth Business Day after the Record Date, or such other date the parties agree.

Share Subscription	the subscription by Primero of the Subscription Shares in accordance with this document.

Spinco Allocated Cash	the amount of the Mexican tax refund (if any) received by the Cerro Group relating to Namiquipa or Espiritu Santo.

Spinco Deed Poll	the deed poll executed by Spinco, in the form set out in Annexure 6 of the Scheme Implementation Deed.

Spinco Register	the register of members of Spinco maintained pursuant to the Corporations Act.

Spinco Scheme Shares	the Spinco Shares on issue on the Record Date.

Spinco Scheme Transfer

a duly completed and executed proper instrument of transfer in respect of the Spinco Scheme Shares for the purposes of section 1071B of the Corporations Act, in favour of the Scheme Shareholders as transferee, which may be a master transfer of all or part of the Spinco Scheme Shares.

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Spinco Shares	fully paid ordinary shares in Spinco.

Spinco Share Registry	the share register of Spinco.

Spinout	the in-specie distribution of Spinco Shares to the Scheme Shareholders pursuant to the Capital Reduction and the transfer of the Spinout Assets to Spinco in accordance with this document.

Spinout Assets	all entities and assets of the Cerro Group (including those assets specifically noted in Annexure A) other than:

a)	the Cerro del Gallo Entities;

b)	Cerro del Gallo Allocated Cash.

Subsidiary	has the meaning given to that term in section 46 of the Corporations Act.

Subscription Implementation Date	the fourth Business Day after the Record Date, or such other date the parties agree.

Subscription Funds	the amount of $4,000,000.

Subscription Shares	that number of new Spinco Shares that, following the Spinco Scheme Transfer, equates to a holding in Spinco of 19.99% of the issued capital of Spinco, determined on a fully diluted basis.

Tax

all forms of taxation, duty, rate, impost, contribution, charge or levy (in the nature of taxation) imposed by any competent taxing body or authority in India or elsewhere, including any interest, surcharge, penalty or fine in relation to any of them.

Transfer Consideration	$16,010,005.

Transaction Documents	the Scheme Implementation Deed, the Schemes, the Primero Deed Poll and the Spinco Deed Poll.

Warranties	means each of the warranties in clause 12.

1.2	Interpretation

In this document:

(a) headings are for convenience and do not affect interpretation; and

unless expressly provided otherwise:

(b)	the singular includes the plural and vice versa;

(c)	words denoting any gender include all genders;

(d)	where a word or phrase is defined, its other grammatical forms have a corresponding meaning;

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(e)	a reference to a party, clause, paragraph, schedule or annexure is a reference to a party, clause, paragraph, schedule or annexure of this document;

(f)	terms that are defined in the Corporations Act and that are used in this document, have the meaning given in the Corporations Act;

(g)	a reference to this document includes any schedules or annexures;

(h)	a reference to any document or agreement includes a reference to that document or agreement as amended, novated, supplemented, varied or replaced from time to time;

(i)	a reference to “$”, “A$”, “AUD” or “dollar” is a reference to Australian currency;

(j)	a reference to a time is a reference to the time in Brisbane, Queensland, Australia;

(k)	a reference to a party includes its executors, administrators, successors, substitutes (including persons taking by novation) and permitted assigns;

(l)	a reference to writing includes any method of representing words, figures or symbols in a permanent and visible form;

(m)	words and expressions denoting natural persons include bodies corporate, partnerships, associations, firms, governments and governmental authorities and agencies and vice versa; and

(n)	a reference to any legislation or to any provision of any legislation includes:

(i) any modification or re-enactment of the legislation;

(ii) any legislation provision substituted for, and all legislation, statutory instruments and regulations issued under, the legislation or provision; and

(iii) where relevant, corresponding legislation in any Australian State or Territory.

2	BACKGROUND

2.1	Capital Reduction and Schemes

(a) The Capital Reduction Resolution is to be voted on by the Cerro Shareholders at the General Meeting prior to the Scheme Meetings.

(b) The Schemes are conditional on the Capital Reduction Resolution being passed at the General Meeting.

(c) The Capital Reduction is conditional on Cerro Securityholders approving the Share Schemes at the Scheme Meetings.

2.2	Capital Reduction

On the Capital Reduction Implementation Date, Cerro is required under the Share Scheme to reduce its capital in accordance with the Capital Reduction Resolution.

2.3	Transfer of Spinco Scheme Shares

On the Asset Transfer Implementation Date, Cerro is required under the Share Scheme to:

(a) execute the Spinco Scheme Transfer in favour of the Scheme Shareholders in accordance with the entitlements of the Scheme Shareholders to the Spinco Scheme Shares under the Share Scheme; and

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(b)	deliver the Spinco Scheme Transfer to Spinco for registration.

2.4	Asset transfer

On the Asset Transfer Implementation Date, Cerro is required under the Share Scheme to transfer the Spinout Assets to Spinco in accordance with this document.

2.5	Documentation and intent

(a) Cerro, Primero and Spinco have entered into the Transaction Documents (as applicable) to record the terms and conditions of the Schemes and the Acquisition.

(b) This document is intended to record the terms and conditions of the Spinout and Share Subscription.

3	CONDITIONS

3.1	Conditions

The Spinout and Share Subscription are subject to and will not proceed, unless all of the following conditions are satisfied (Conditions), the:

(a) Capital Reduction Resolution is approved by an ordinary resolution of Cerro Shareholders at the General Meeting;

(b)

the Schemes are passed by the majorities required under section 411(4)(a)(ii) of the Corporations Act (or, where clause 8.1 of the Scheme Implementation Deed applies, the majority required under section 411(4)(a)(ii)(B) of the Corporations Act), at the Scheme Meetings; and

(c)

the Schemes become Effective on or before the End Date, or such later date as Primero and Cerro agree in accordance with the Scheme Implementation Deed and notify to Spinco in accordance with clause 16.

3.2	Best endeavours

Each of Cerro, Primero and Spinco agree to use their best endeavours and provide all reasonable assistance reasonably necessary or required under the Transaction Documents to assist in the satisfaction of the Conditions.

3.3	Termination

If the Conditions are not satisfied, the obligations of each of Cerro, Primero and Spinco under this document will automatically terminate and the terms of this document will be of no further force or effect.

3.4	Consequences of termination

(a)

If this document is terminated under clause 3.3 then, in addition and without prejudice to any other rights, powers or remedies available to them, each of Cerro, Primero and Spinco are released from their respective obligations to further perform this document.

(b) Termination of this document does not affect any accrued rights of a party in respect of a breach of this document prior to termination.

4	DEBT AND EXPENDITURE

4.1	Acknowledgement of debt owed

Cerro acknowledges that it owes Spinco the Capital Debt for all of the Spinco Shares that Spinco has issued to Cerro as at the date of this document.

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4.2	Acknowledgement of Expenditure

(a)

Spinco acknowledges that in order for Cerro to comply with its obligations under this document and in particular clause 6.4, from the date of this document until Completion, Cerro will need to continue to spend monies on the Spinout Assets for the ultimate benefit of Spinco, should the Spinout be finalised.

(b)

The parties agree that the Expenditure Money must not exceed $1 million; but for greater certainty, to the extent that any Spinco Allocated Cash is received by the Cerro Group prior to the Asset Transfer Implementation Date, all or any part of such Spinco Allocated Cash may be spent by or on behalf of Spinco for any purpose determined appropriate by any Cerro Group member and such Spinco Allocated Cash shall not be included in the calculation of Expenditure Money spent or incurred.

(c) Any Expenditure Money incurred by the Cerro Group shall be forthwith repaid by Spinco to Cerro on the Subscription Implementation Date.

4.3	Debt to be set-off

Cerro and Spinco agree and acknowledge that the Transfer Consideration payable by Spinco to Cerro in accordance with clause 7.1, will be set-off against the Capital Debt due from Cerro to Spinco in accordance with clause 4.1.

5	IN-SPECIE DISTRIBUTION OF SPINCO SHARES

5.1	Acceptance of Spinco Scheme Transfer

Subject to clause 3 and 5.2, on the Capital Reduction Transfer Implementation Date Spinco agrees:

(a) to accept the Spinco Scheme Transfer executed by Cerro in favour of the Scheme Shareholders in accordance with the Share Scheme;

(b)

on receipt of the Spinco Scheme Transfer noted in clause 5.1(a), to enter the name and address of each Scheme Shareholder into the Spinco Register on the Capital Reduction Implementation Date in respect of the Spinco Shares to which such Scheme Shareholder is entitled;

(c)

as soon as practicable after the Capital Reduction Implementation Date and subject to any specific requirements under the Scheme in relation to joint holders and in accordance with the Listing Rules, forward to each Scheme Shareholder, other than Ineligible Foreign Shareholders, CHESS holding statements for Spinco Shares to which such Scheme Shareholder is entitled under the Scheme by prepaid post to each Scheme Shareholder at its Registered Address; and

(d) do all other things to comply with its obligations under this document and do all things necessary or expedient on its part to give full effect to the Spinco Scheme Transfer.

5.2	Ineligible Foreign Shareholders

Spinco has no obligation to accept the Spinco Scheme Transfer executed by Cerro in favour of any Ineligible Foreign Shareholders and, instead, must procure that the relevant Spinco Shares are allocated to the Sale Agent for the account of the Foreign Scheme Shareholder and are dealt with in accordance with the Share Scheme.

6	OBLIGATIONS OF CERRO BEFORE COMPLETION OF SPINOUT ASSETS TRANSFER

6.1	Shares and constitution

(a) Subject to clause 6.2, from the date of this document until Completion:

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(i)	Cerro must procure that no Asset Subsidiary does any of the following without the prior written consent of Spinco and Primero, unless otherwise required by or provided for under the Scheme:

	A.	allot or issue a share, or an option or security that is convertible into a share;

	B.	alter its constitution or other organisational document;

	C.	create, purchase or redeem any share; or

(ii)	distribute or return capital to Cerro or declare any dividend.

(b)	Cerro must not:

	(i)	dispose of any interest in any of the Spinout Assets or grant any Encumbrance over any of them; or

	(ii)	institute any procedures for the winding up of any of the Asset Subsidiaries.

6.2	Permitted acts

There will not be a breach of clause 6.1 or 6.3, if Cerro does or omits to do anything:

	(a)	which is contemplated in the Transaction Documents or to satisfy a contractual obligation existing as at the date of this document;

	(b)	which has been disclosed to Spinco and Primero; or

	(c)	which is in the ordinary course of the business of Cerro or the Asset Subsidiaries (as applicable).

6.3	Restrictions pending Completion

Subject to clause 6.2, from the date of this document until Completion, Cerro must ensure that:

	(a)	Spinco and Primero are informed in writing of, and consulted about, any matter which may be materially detrimental to any of the Spinout Assets;

	(b)	Cerro or an Asset Subsidiary does not do anything or omit to do anything that may be materially detrimental to the Spinout Assets without first obtaining the written consent of Spinco and Primero; and

	(c)	Cerro or an Asset Subsidiary does not, without first obtaining the written consent of Spinco and Primero, encumber, dispose of or transfer (or agree to dispose of or transfer) any:

(i) asset required to properly proceed with the exploration activities of any of the Asset Subsidiaries; or

(ii) any tenement held by the Asset Subsidiaries.

6.4	Continuity of Business

Cerro must procure that the Asset Subsidiaries proceed with their activities, including their exploration activities only in the ordinary course from the date of this document until Completion.

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7	TRANSFER OF SPINOUT ASSETS

7.1	Transfer of the Spinout Assets

Subject to clause 3, on the Asset Transfer Implementation Date, Cerro as the legal and beneficial owner of the Spinout Assets, agrees to transfer the Spinout Assets to Spinco and Spinco agrees to accept the Spinout Assets:

(a) for the Transfer Consideration;

(b) subject to any Encumbrances; and

(c) subject to the terms of this document.

7.2	Title, Property and Risk

The title to, property in and risk of the Spinout Assets passes to Spinco on and from Completion.

7.3	Spinco Indemnity

(a)

It is acknowledged and agreed by the parties that, in addition to accepting the Spinout Assets, Spinco will take the Spinco Assets subject to all Encumbrances, and that Spinco assumes all liability (whether such liability is actual or contingent, present or future, quantified or unquantified) arising before or after the Asset Transfer Implementation Date in relation to the Spinout Assets (including any liability in respect of the mining and/or exploration projects being undertaken by those companies whose shares comprise part of the Spinout Assets) (Liabilities).

(b)

Without limiting clause 7.3(a), Spinco indemnifies and will keep each Cerro del Gallo Entity and Primero (jointly and severally) indemnified and hold each of them and their respective directors, officers, employees and representatives harmless against:

(i) all and any Liabilities; and

(ii)

all and any loss, damage or expense suffered or incurred by any such Cerro del Gallo Entity or Primero, or any of their respective directors, officers, employees or representatives, in respect of each Claim in relation to the Spinout Assets, whether such Claim or the circumstances which give rise to a Claim arose before or after the Asset Implementation Transfer Date.

8	COMPLETION OF TRANSFER OF SPINOUT ASSETS

8.1	Completion

Completion shall take place on the Asset Transfer Implementation Date or such other date as is agreed between Cerro and Spinco.

8.2	Obligations of Cerro

At or before Completion, Cerro must, unless waived in writing by Spinco:

(a) deliver to Spinco:

(i)

(share transfers) duly executed and completed transfers in favour of Spinco of the shares which form part of the Spinout Assets in registrable form (except for the payment of stamp duty or other taxes of a similar nature) together with the relevant share certificates (if any);

(ii) (consents) copies of any consents and waivers required to give full force and effect to the transfer of the Spinout Assets;

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(iii)

(director acknowledgement) a letter or other document (in the form required by Spinco) from each resigning officer of the Asset Subsidiaries (as applicable), acknowledging that he or she has no Claim against the relevant Asset Subsidiary for breach of contract, loss of office, redundancy, compensation, payment or repayment of loans or otherwise;

(iv)

(other required documents) any other documents or declarations not noted in this clause but required to be given by Cerro to effect any registrations required as a result of the transfer of the Spinout Assets; and

(b)	cause the:

(v)

(registration of share transfers) board of directors of each Asset Subsidiary to resolve that the transfer of the shares in the relevant Asset Subsidiary at Completion (subject only to the payment of stamp duties or other taxes or costs of a similar nature on the transfers) be approved and registered;

(appointment of officers) persons notified in writing by Spinco to Cerro before Completion to be appointed as directors and secretary (as applicable) of the Asset Subsidiaries with effect from Completion;

	(vi)	(revocation of bank authorities) revocation, with effect from Completion, of all authorities relating to bank accounts of any of the Asset Subsidiaries; and

(vii)

do all other things necessary or desirable to transfer the Spinout Assets (including any shares thereunder), to complete any other transaction contemplated by this document and to place Spinco in effective control of all of the Spinout Assets.

8.3	Simultaneous actions at Completion

In respect of Completion:

(a) the obligations of Cerro and Spinco under this document are interdependent; and

(b) all actions required to be performed will be taken to have occurred simultaneously on the Asset Transfer Implementation Date.

8.4	Records

Cerro may retain after Completion copies of any Records necessary for it to comply with any applicable law (including Tax law) and to prepare Tax or other returns required of it by law.

9	POWER OF ATTORNEY

(a)

Cerro irrevocably, and to secure the proprietary interest of Spinco in its rights under this document, appoints Spinco to be Cerro’s attorney in connection with all matters required to ensure the transfer of the Spinout Assets in accordance with this document and to sign, execute, complete and deliver any and all deeds, documents, agreements and instruments in the name of Cerro in relation to the transfer of the Spinout Assets in accordance with this document.

(b) Cerro undertakes to Spinco on request to ratify everything that Spinco may do or purport to do in the proper exercise of Spinco’s powers or authorities under clause 9(a).

(c) This appointment shall become effective on the Asset Transfer Implementation Date, and shall continue until the transfer of the Spinout Assets is completed.

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10	OBLIGATIONS OF SPINCO POST COMPLETION OF TRANSFER OF SPINOUT ASSETS

(a) Spinco will notify ASIC of the:

(i) transfer of any shares comprising any of the Spinout Assets;

(ii) change in officeholders;

(iii) change in address;

(iv) change in ultimate holding company; and

(v) any other changes required to be notified,

as soon as practicable after Completion, and in any event no later than 14 days after Completion.

(b) The cost of all notifications required under clause 10(a) will be paid by Spinco.

11	SHARE SUBSCRIPTION

11.1	Share Subscription

Subject to satisfaction of each of the Conditions Primero agrees to subscribe for the Subscription Shares on the Subscription Implementation Date for the Subscription Funds, and Spinco agrees that it will allot and issue the Subscription Shares to Primero on the Subscription Implementation Date, in consideration for payment by Primero of the Subscription Funds. Immediately prior to the completion of such subscription for the Subscription Shares on the Subscription Implementation Date, Cerro shall deliver to Primero a certificate signed by the Chief Executive Officer or Chief Financial Officer of Cerro, certifying the amount of the Expenditure Money and providing sufficient details of such calculation to enable Primero to confirm such calculation, together with such supporting documentation as is reasonably requested by Primero to confirm such determination.

11.2	Nominee or custodian

Primero may direct that the Subscription Shares be issued and registered in the name of any nominee or custodian holding such shares on its behalf as bare nominee, and the provisions of this document will be interpreted accordingly.

11.3	Subscription Shares to rank equally

The Subscription Shares must rank equally in all respects with existing fully paid ordinary shares in Spinco and shall be issued as fully paid and free of all Encumbrances.

11.4	Obligations on completion of subscription

At completion of the subscription for the Subscription Shares:

(a) Spinco will:

(i) deliver to Primero share certificates representing the Subscription Shares in the name of Primero or its nominee or custodian, as directed by Primero;

(ii) procure a board meeting of Spinco, at which Spinco resolves to issue the Subscription Shares to Primero (or its nominee as applicable); and

(b) Primero will pay to Spinco the Subscription Funds.

11.5	Primero representation and warranty

Primero represents and warrants that it is not acquiring the Subscription Shares for the purpose of selling or transferring the Subscription Shares, or granting, issuing or transferring interests in, or options over them within 12 months after their issue to Primero.

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11.6	Listing of Subscription Shares

As soon as practicable after the Subscription Implementation Date, use all reasonable efforts to satisfy the conditional listing of Spinco to the official list of the ASX (if granted) and for the quotation of Spinco Shares on the stock market conducted by the ASX.

12	WARRANTIES

12.1	Cerro Warranties

Cerro represents and warrants to each of Spinco and Primero that the following Warranties are true and accurate at the date of this document and will be true and accurate on the Asset Transfer Implementation Date:

	(a)	Cerro has full authority to own the Spinout Assets;

	(b)	Cerro is not:

(i) insolvent and no receiver and/or manager has been appointed to Cerro or over any part of Cerro’s assets, and no such appointment has been threatened; or

(ii) in liquidation or administration and no proceedings have been brought or threatened or procedure commenced against Cerro to placing Cerro into liquidation or under administration;

	(c)	Cerro has full power and lawful authority to execute and deliver this document and to consummate and perform or cause to be performed its obligations under this document;

	(d)	this document constitutes a legal, valid and binding obligation on Cerro enforceable in accordance with its terms by appropriate legal remedy; and

(e)

this document and Completion of this document does not conflict with or result in a breach of or default under any provision of the Constitution of Cerro or any material term or provision of any agreement or deed, writ, order, injunction, judgment, law, rule or regulation to which Cerro is a party or is subject to or by which Cerro is bound.

12.2	Cerro and Spinco Warranties

Cerro and Spinco jointly and individually warrant to Primero that (except as otherwise provided below) the following Warranties are true and accurate at the date of this document and will be true and accurate on the Asset Transfer Implementation Date and on the Subscription Implementation Date:

	(a)	Spinco is a validly existing corporation registered under the Corporations Act 2001 (Cth);

(b)

as at the Asset Transfer Implementation Date and the Subscription Implementation Date, the Spinco Assets comprise the only assets of Spinco (except for Subscription Funds paid to Spinco by Primero on the Subscription Implementation Date);

	(c)	no meeting has been convened, resolution proposed, application presented or order made for the winding up of Spinco;

(d)

other than entering into this document and the transactions contemplated by it, Spinco has not entered in any agreements, arrangement or understandings, has not traded nor has it carried on business in any way.

	(e)	Spinco is not:

(i) insolvent and no receiver and/or manager has been appointed to Spinco or over any part of Spinco’s assets, and no such appointment has been threatened; or

(ii) in liquidation or administration, and no proceedings have been brought or threatened or procedure commenced against Spinco to place Spinco into liquidation or under administration;

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(f)	litigation:

(i) there are no material Claims or administrative proceedings pending or threatened against Spinco or any of its subsidiaries’

(ii) neither Spinco nor any of its subsidiaries is the subject of any material pending or material threatened investigation; and

(iii)

neither Spinco nor any of its subsidiaries nor the respective assets, properties or business of Spinco or any of its subsidiaries is the subject to any judgment, order, writ, injunction or decree of any court, government agency or tribunal;

(g)	Spinco has full power and lawful authority to execute and deliver this document and to consummate and perform or cause to be performed its obligations under this document;

(h)	this document constitutes a legal, valid and binding obligation on Spinco enforceable in accordance with its terms by appropriate legal remedy;

(i)

this document, Completion, and the issue of Subscription Shares to Primero does not conflict with or result in a breach of or default under any provision of the Constitution of Spinco or any material term or provision of any agreement or deed, writ, order, injunction, judgment, law, rule or regulation to which Spinco is a party or is subject to or by which Spinco is bound;

(j)	a true and complete copy of Spinco’s constitution has been furnished to Primero and is complete and accurate and has not been altered in any way;

(k)

Spinco has lodged with ASIC all returns, particulars, resolutions and documents which are relevant to and indicate the position relating to Spinco and the information contained in those return and documents is accurate and complete;

(l)	the Subscription Shares:

(i) will be issued after the Spinout occurs;

(ii) will, when issued, comprise 19.99% of the issued share capital of Spinco, determined on a fully diluted basis;

(iii) will be issued as fully paid; and

(iv) will be validly issued and free and clear of all Encumbrances;

(m)	except for the Spinco Scheme Shares and the Subscription Shares, Spinco has not issued or agreed to issue any other securities of any kind (including Equity Securities);

(n)	Spinco Shares are the only class of shares on issue in Spinco, and Spinco has not agreed nor is it contemplating an issue of any other Equity Securities;

(o)	Spinco has complete and unrestricted power and right to issue the Subscription Shares to Primero;

(p)	Spinco is not, and has not since the date of its incorporation:

(i) been engaged in any prosecution, litigation or arbitration proceedings;

(ii) been the subject of any investigation or inquiry by or on behalf of any governmental or State authority relating to the business, transactions or affairs of Spinco;

(q)	there are no disputes in respect of Spinco which may or might give rise to any such prosecution, litigation or arbitration proceedings;

(r)	there are no unsatisfied judgements, orders, awards, claims, notices or demands against Spinco; and

(s)	since incorporation Spinco has complied with all applicable laws.

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12.3	Effect of Warranties

Each Warranty:

(a) remains in full force and effect after Completion; and

(b) is separate and independent and is not limited by reference to any other Warranty or any other provision in this document.

12.4	Limitation on Claims

If the Schemes become Effective:

(a) Spinco may not make any Claim against Cerro or Primero:

(i) for breach of warranty under clause 12.1 (or if any such Claim has been made, such Claim must be immediately withdrawn);

(ii) that may arise out of or in connection with this document (including the Spinout) or the Spinout Assets;

and if any such Claim is made by Spinco such Claim will be void and of no effect; and

(b) Spinco indemnifies and will keep Primero and Cerro indemnified, jointly and individually, against any such Claim.

13	ANTI-DILUTION

13.1	Pre-emptive right

(a)

Subject to clauses 13.1(b), 13.1(c), 0 and 13.2, if at any time for a two year period after the Subscription Shares are issued (“Anti-Dilution Period”), Spinco undertakes any issue of Equity Securities (an “Issue”), it must at the same time offer Primero the opportunity to subscribe for that number of Equity Securities that is the subject of the Issue (and otherwise on the same terms and conditions of the Issue subject to clause 13.1(c)) that enables Primero to maintain (on a fully diluted basis) its proportionate shareholding in Spinco immediately prior to the Issue (“Percentage Holding”).

(b)

The right under clause 13.1(a) is a right for Primero to maintain but not exceed its Percentage Holding and any participation by Primero in an Issue (regardless of the form that Issue takes), will be limited to Primero maintaining but not exceeding its Percentage Holding, unless otherwise agreed in writing between Primero and Spinco.

	(c)	If the reason for the Issue noted in clause 13.1(a) is:

		(i)	a transaction involving Spinco issuing Equity Securities for other than cash (“Triggering Transaction”); or

		(ii)	subject to clause 13.1(d), for Convertible Securities that are issued and exercised within the Anti-Dilution Period,

the price per share that Primero will be required to pay to maintain its Percentage Holding under clause 13.1(a), will be equal to the VWAP over the 5 days immediately preceding completion of the Triggering Transaction or exercise of the relevant Convertible Securities, where VWAP means the volume weighted average price of Spinco Shares traded on the securities market operated by ASX.

(d)

The reference to Convertible Securities in clause 13.1(c)(ii) for the purposes of this clause 13.1, specifically excludes options issued under an employee share option plan or similar employee equity plan of Spinco. Spinco must not issue options under an employee share option plan or similar employee equity plan if following the issue of the options, the aggregate number of Spinco shares:

		(i)	that have issued on exercise of options issued under such plans;

		(ii)	that have issued under any other employee plan of Spinco; and

		(iii)	that would be issued if all options issued under such plans and any other employee option plan of Spinco were exercised,

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exceeds 5% of the total number of Spinco shares then on issue.

13.2	Regulatory requirement

Spinco’s obligations under clause 13.1 are subject to Primero obtaining any waivers from ASX which may be required.

14	PRIMERO BOARD ENTITLEMENTS

	(a)	So long as Primero maintains a shareholding of 10% or more it is entitled, but not obligated, to nominate one person to be appointed as a director to the board of Spinco (“Nominee Director”).

(b)

For the duration that Primero maintains a shareholding of 10% or more, subject to Spinco’s constitution, the Corporations Act and the Listing Rules, Spinco agrees to procure the board of Spinco to accept Primero’s nomination and appoint the Nominee Director to the board of Spinco.

	(c)	A Nominee Director appointed by Primero under this clause 14 may only be removed as a director if Primero:

		(i)	gives written notice to Spinco that the person ceases to be a director;

		(ii)	Primero ceases to hold at least a 10% shareholding in Spinco;

		(iii)	the Nominee Director becomes of unsound mind or a person whose property is liable to be dealt with under a law about mental health;

		(iv)	in accordance with the Listing Rules; or

		(v)	the Corporations Act so provides.

	(d)	If any Nominee Director appointed by Primero is removed, Primero shall be entitled to appoint a replacement Nominee Director on the same terms as set out in this clause 14(a).

15	GST

(a)

If GST is or will be imposed on a supply made under or in connection with this document, to the extent that the consideration otherwise provided for that supply under this document is not stated to include an amount for GST on the supply:

		(i)	the consideration otherwise provided for that supply under this document is increased by the amount of that GST; and

(ii)

the recipient must make payment of the increase as and when the consideration otherwise provided for, or relevant part of it, must be paid or provided or, if the consideration has already been paid or provided, within 7 days of receiving a written demand from the supplier.

	(b)	The right of the supplier to recover any amount in respect of GST under this document on a supply from the recipient is subject to the issuing of the relevant tax invoice or adjustment note.

	(c)	Any consideration otherwise provided for a supply or payment obligation in connection with this document is exclusive of GST unless stated otherwise.

(d)

If there is an adjustment event in relation to a supply which results in the amount of GST on a supply being different from the amount in respect of GST already recovered by the supplier, as appropriate, the supplier within 14 days of becoming aware of the adjustment event:

		(i)	may recover from the recipient the amount by which the amount of GST on the supply exceeds the amount already recovered by giving seven days written notice; or

(ii)

must refund to the recipient the amount by which the amount already recovered exceeds the amount of GST on the supply to the extent that the supplier is entitled to a refund or credit from the Commissioner of Taxation; and

		(iii)	must issue an adjustment note or tax invoice reflecting the adjustment event in relation to the supply to the recipient within 28 days of the adjustment event.

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(e)

Costs actually or estimated to be incurred or revenue actually or estimated to be lost by a party that is required to be reimbursed or indemnified by another party, or used as the basis for calculation of consideration for a supply, under this document must exclude the amount of GST referrable to the cost to the extent to which an entitlement arises or would arise to claim an input tax credit and any amount in respect of GST referrable to the revenue.

16	NOTICES

Any communication under or in connection with this document:

	(a)	must be in writing;

	(b)	must be addressed to party at the address shown on page 2 of this document under the heading ‘Parties’ (or as otherwise notified in writing by that party to the other party from time to time);

	(c)	must be signed by the party making the communication or by a person duly authorised by that party;

	(d)	must be delivered or posted by prepaid post to the address, or sent by fax to the number, of the addressee, in accordance with clause 16(b); and

	(e)	will be deemed to be received by the addressee:

(i)

(in the case of prepaid post) on the third Business Day after the date of posting to an address within Australia, and on the fifth Business Day after the date of posting to an address outside Australia;

(ii)

(in the case of fax) at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is not a Business Day, or is after 5.00 pm on a Business Day, when that communication will be deemed to be received at 9.00 am on the next Business Day; and

(iii)

(in the case of delivery by hand) on delivery at the address of the addressee as provided in clause 16(b), unless that delivery is not made on a Business Day, or after 5.00 pm on a Business Day, when that communication will be deemed to be received at 9.00 am on the next Business Day.

17	GENERAL

17.1	Entire agreement

(a)

This document and the Transaction Documents constitute the entire agreement between the parties in relation to its subject matter. All prior discussions, undertakings, agreements, representations, warranties and indemnities in relation to that subject matter are replaced by this document and have no further effect.

	(b)	In the event of any inconsistency between this document and the Transaction Documents the following documents in order of priority prevail:

		(i)	Schemes;

		(ii)	Scheme Implementation Deed;

		(iii)	Spinco Deed Poll;

		(iv)	Primero Deed Poll; then

		(v)	this document.

17.2	Stamp duty

	(a)	Cerro must pay all stamp duties (if any) in respect of the transfer of the Spinco Shares from Cerro to the Scheme Shareholders under this document.

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(b)	Spinco must pay all duties (if any) in respect of the transfer of the Spinout Assets to Spinco under this document.

17.3	No merger

The provisions of this document will not merge on completion of any transaction contemplated in this document and, to the extent any provision has not been fulfilled, will remain in force.

17.4	Attorneys

Each person who executes this document on behalf of a party under a power of attorney warrants that he or she has no notice of the revocation of that power or of any fact or circumstance that might affect his or her authority to execute this document under that power.

17.5	Amendment

This document may not be amended or varied unless the amendment or variation is in writing signed by all parties.

17.6	Assignment

No party may assign, transfer or otherwise deal with this document or any right or obligation under this document without the prior written consent of each other party which must not be unreasonably withheld.

17.7	Severability

Part or all of any provision of this document that is illegal or unenforceable will be severed from this document and will not affect the continued operation of the remaining provisions of this document.

17.8	Waiver

Waiver of any power or right under this document:

(a) must be in writing signed by the party entitled to the benefit of that power or right; and

(b) is effective only to the extent set out in that written waiver.

17.9	Rights, remedies additional

Any rights and remedies that a person may have under this document are in addition to and do not replace or limit any other rights or remedies that the person may have.

17.10	Further assurances

Each party must do or cause to be done all things necessary or reasonably desirable to give full effect to this document and the transactions contemplated by it (including, but not limited to, the execution of documents).

17.11	Costs

Each party will bear its own legal, accounting and other costs incurred in the preparation and execution of this document.

17.12	Counterparts

This document may be executed in any number of counterparts and all counterparts taken together will constitute one document.

17.13	Time of the essence

Time is of the essence in this document.

17.14	Governing law and jurisdiction

This document is governed by and construed in accordance with the laws in force in the State of Queensland and each party submits to the non-exclusive jurisdiction of the courts of Queensland.

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ANNEXURE A – SPINOUT ASSETS

1.	Term deposit - office lease bond;

2.	Brisbane office lease

3.	Interest in Parker Range joint venture;

4.	Shares in Private Companies:

	-	Cerro Namiquipa Pty Ltd (Namiquipa Project)

	-	Mt Dockerell Mining Pty Ltd (Queensland Interests, JV and Mt Philp)

	-	Cerro Espiritu Santo Pty Ltd (Espiritu Santo Project)

	-	Texrise Pty Ltd (Royalty)

5.	Shares in Syndicated Metals Ltd;

6.	Loans to subsidiaries;

7.	Office Furniture & Equipment – various; and

8.	Spinco Allocated Cash.

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SIGNING PAGE
EXECUTED as a Deed

Signed, sealed and delivered by CERRO
RESOURCES NL. in accordance with
section 127 of the Corporations Act:

(Signed) “Anthony McDonald”	(Signed) “Craig McPherson”

Signature of director	Signature of company secretary

Anthony McDonald	Craig McPherson

Name of director (print)	Name of company secretary (print)

Signed, sealed and delivered by PRIMERO
MINING CORP. in accordance with the laws of
the place of its incorporation:

(Signed) “Joseph Conway”	(Signed) “Wade Nesmith”

Signature of director	Signature of director/company secretary
(Please delete as applicable)

Joseph Conway	Wade Nesmith

Name of director (print)	Name of director/company secretary (print)

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Signed, sealed and delivered by SANTANA
MINERALS LIMITED ACN 161 946 989 in
accordance with section 127 of the
Corporations Act:

(Signed) “Anthony McDonald”	(Signed) “Craig McPherson”

Signature of director	Signature of company secretary

Anthony McDonald	Craig McPherson

Name of director (print)	Name of company secretary (print)

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Primero
Deed Poll

THIS DOCUMENT is made on the 14th day of March 2013.

BY

PRIMERO MINING CORP. a company incorporated under the British Columbia Business Corporations Act, with its principal executive offices at Suite 2301, 20 Queen Street West, Toronto, Ontario, Canada M5H 3R3 (Primero)

IN FAVOUR OF

EACH SCHEME SECURITYHOLDER

BACKGROUND

A.

The directors of Cerro have resolved that Cerro should propose the Schemes. The effect of the Schemes will be that all Scheme Shares will be transferred to Primero and the terms of the Scheme Options will be varied in accordance with the Option Scheme.

B.	Cerro and Primero entered into the Scheme Implementation Deed.

C.	In the Scheme Implementation Deed, Primero agreed to enter into this deed poll.

D.	Primero is entering into this deed poll for the purpose of covenanting in favour of the Scheme Securityholders to perform its obligations in relation to the Schemes.

AGREED TERMS

1	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this document, unless the context requires otherwise, the following words and phrases have the meaning given:

Scheme Implementation Deed	the scheme implementation deed dated 13 December 2012 between Primero and Cerro.

Share Transfer Implementation Date	has the meaning given to it in the Share Scheme.

1.2	Terms defined in Scheme Implementation Deed

Words defined in the Scheme Implementation Deed and not in this document, have the same meaning in this document as in the Scheme Implementation Deed unless the context otherwise requires.

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1.3	Incorporation by reference

Clause 1.3 of the Scheme Implementation Deed forms part of this document as if set out in full in this document and any reference to ‘party’ being taken to include the Scheme Securityholders.

2	NATURE OF DEED POLL

Primero acknowledges that:

(a)

this document is a deed poll in favour of each Scheme Securityholders and may be relied on and enforced by any Scheme Securityholders in accordance with its terms, notwithstanding that that person is not a party to this document;

(b) under the Schemes, each Scheme Securityholder appoints Cerro as its agent and attorney to enforce this document against Primero; and

(c) Cerro may enforce this deed poll against Primero in its own name notwithstanding that Cerro is not a party to this deed poll.

3	CONDITIONS AND TERMINATION

3.1	Conditions

The obligations of Primero under clause Error! Reference source not found. are subject to the Schemes becoming Effective.

3.2	Termination

If:

(a) the Scheme Implementation Deed is terminated in accordance with its terms; or

(b) the Schemes do not become Effective on or before the End Date, or such later date as Primero and Cerro agree,

the obligations of Primero under this document will automatically terminate and the terms of this document will be of no further force or effect.

3.3	Consequences of termination

If this document is terminated under clause 3.2 then, in addition and without prejudice to any other rights, powers or remedies available to it:

(a) Primero is released from its obligations to further perform this document; and

(b) each Scheme Securityholder retains the rights they have against Primero in respect of any breach of this document by Primero, which occurred before termination of this document.

4	SCHEME OBLIGATIONS

4.1	Undertaking to pay Acquisition Consideration

Subject to clause 3, Primero undertakes in favour of each Scheme Shareholder to:

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(a)	provide the Acquisition Consideration in accordance with the terms of the Share Scheme;

(b)	on the Share Transfer Implementation Date, Primero must enter into the Primero Register:

(i) each Scheme Shareholder, other than Ineligible Foreign Shareholders and Small Lot Scheme Shareholders, in respect of the New Primero Shares to which each Scheme Shareholder is entitled; and

(ii)

the Sale Agent, as nominee for and on behalf of, the Ineligible Foreign Shareholders and Small Lot Scheme Shareholders, in respect of the New Primero Shares to which each Scheme Shareholder is entitled; and

(c)

as soon as practicable after the Share Transfer Implementation Date, subject to any specific requirements under the Share Scheme in relation to joint holders and in accordance with the Listing Rules, forward to:

	(i)	those Scheme Shareholders with a registered address in Australia or New Zealand, CHESS holding statements for New Primero Shares to which the Scheme Shareholders are entitled under the Share Scheme;

(ii)

those Scheme Shareholders with a registered address in Canada and the United States of America a New Primero Share certificate or other evidence of ownership by electronic registration or book entry; and

(iii)

the Sale Agent as nominee for and on behalf of the Ineligible Foreign Shareholders and Small Lot Scheme Shareholders, holding statements for the New Primero Shares to which those shareholders are entitled to under the Share Scheme, by pre-paid post to their Registered Address as at the Record Date, unless that Scheme Shareholder has directed otherwise.

4.2	Undertaking in relation to Amended Options

Subject to clause 3, Primero covenants and undertakes in favour of each Scheme Optionholder that it will:

	(a)	comply with the terms of the Amended Options;

	(b)	issue Primero Shares on exercise of Amended Options in accordance with the terms of the Amended Options; and

(c)

if necessary, waive any terms or conditions attaching to the Amended Options that result in the expiry or lapse of the Amended Options on cessation of a Scheme Optionholder’s employment (other than for termination for cause) with Cerro and allow a Scheme Optionholder to exercise an Amended Option despite any such cessation of employment but otherwise in accordance with the terms thereof.

4.3	General undertakings

Subject to clause 3, Primero undertakes in favour of each Scheme Securityholder to:

(a) comply with its obligations under the Scheme Implementation Deed and do all things necessary or expedient on its part to give full effect to the Schemes; and

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(b)	undertake all other actions attributed to it under the Schemes as if named as a party to the Schemes,

subject to and in accordance with the provisions of the Schemes.

4.4	Primero covenants

Primero covenants in favour of each Scheme Securityholder that the New Primero Shares which are to be issued to each Scheme Securityholder who is entitled to receive New Primero Shares in accordance with the Share Scheme will:

	(a)	rank equally with all existing Primero Shares; and

	(b)	be issued fully paid and free from any mortgage, charge, lien, encumbrance or other security interest.

5	REPRESENTATIONS AND WARRANTIES

Primero represents and warrants in favour of each Scheme Securityholder that:

	(a)	(status) it is validly existing under the laws of the place of its incorporation;

	(b)	(power) it has the corporate power to enter into and perform its obligations under this document and to carry out the transactions contemplated by this document;

(c)

(corporate authorisations) it has taken all necessary corporate action to authorise its entry into this document and has taken or will take all necessary corporate action to authorise the performance of this document and to carry out the transactions contemplated by this document; and

	(d)	(documents binding) this document is its valid and binding obligation, enforceable against it in accordance with its terms; and

(e)

(transactions permitted) the execution and performance by it of this document poll and each transaction contemplated under this document, did not and will not result in the breach of or default under any:

		(i)	writ, order or injunction, judgment, law, rule or regulation to which it is a party or subject or by which it is bound;

		(ii)	provision of its constitution or other constituent documents; or

		(iii)	any other document which is binding on it or its assets.

6	CONTINUING OBLIGATIONS

This document is irrevocable and, subject to clause 3, remains in full force and effect until:

(a) Primero has completely performed its obligations under this document; or

(b) the earlier termination of this document in accordance with clause 3.

7	FURTHER ASSURANCES

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Primero will do all things and execute all further documents necessary to give effect to this document.

8	NOTICES

Any communication under or in connection with this document:

(a) must be in writing and signed by the sender or a person duly authorised by it;

(b) must be addressed as shown below:

(i) Primero

Address:	Suite 2301
20 Queen Street
Toronto, Ontario, Canada M5H 3R3

Attention:	Mr Joseph Conway, President and Chief Executive Officer
Fax:	+1 416 814 3170

Copy to:	Chief General Counsel

Fax:	+1 416 814 3151

(c)	must be delivered or posted by prepaid post to the address, or sent by fax to the number, of the addressee, in accordance with clause 8(b); and

(d)	will be deemed to be received by the addressee:

(i)

(in the case of prepaid post) on the third Business Day after the date of posting to an address within Australia, and on the fifth Business Day after the date of posting to an address outside Australia;

(ii)

(in the case of fax) at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is not a Business Day, or is after 5.00 pm on a Business Day, when that communication will be deemed to be received at 9.00 am on the next Business Day; and

(iii)

(in the case of delivery by hand) on delivery at the address of the addressee as provided in clause 8(b), unless that delivery is not made on a Business Day, or after 5.00 pm on a Business Day, when that communication will be deemed to be received at 9.00 am on the next Business Day.

9	GENERAL TERMS

9.1	Remedies cumulative

The rights, powers and remedies of Primero and of each Scheme Securityholder under this document are cumulative, and do not exclude or limit any right, power or remedy provided by law or equity independently of this document.

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9.2	No waiver

If a Scheme Securityholder does not exercise a right arising from a breach of this document at a given time, it may, unless it has waived that right in writing, exercise the right at a later point in time.

9.3	Amendment

A provision of this document may not be varied unless:

(a)	if before the First Court Date, the variation is agreed to by Cerro; or

(b)	if on or after the First Court Date, the variation is agreed to by Cerro and the Court indicates that the variation would not of itself preclude approval of the Schemes,

in which event Primero will enter into a further deed poll in favour of the Scheme Securityholders giving effect to the variation.

9.4	Stamp duty

Primero:

(a)

will pay all stamp duty and any related fines and penalties in respect of the Acquisition and this document, the performance of this document and each transaction effected by or made under the Acquisition and this document; and

(b)	indemnifies each Scheme Securityholder against any liability arising from Primero’s failure to comply with clause 9.4(a).

9.5	Assignment

The rights and obligations created by this document are personal to Primero and each Scheme Securityholder and must not be dealt with at law or in equity.

9.6	Governing law and jurisdiction

(a)	This document is governed by and is to be construed in accordance with the laws applicable in Queensland.

(b)

Primero irrevocably and unconditionally submits to the non-exclusive jurisdiction of the Court and courts of Queensland and any courts which have jurisdiction to hear appeals from any of those courts and waives any right to object to any proceedings being brought in those courts.

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SIGNING PAGE
EXECUTED as a deed poll

Signed, sealed and delivered by PRIMERO
MINING CORP. in accordance with the laws of
the place of its incorporation:

(Signed) “Joseph Conway”	(Signed) “Wade Nesmith”

Signature of director	Signature of director

Joseph Conway	Wade Nesmith

Name of director (print)	Name of director (print)

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